UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ANNUAL REPORT 2016

    contents

Letter from the Chairman

1 |	Relevant data
2 |	Managing and supervisory boards
3 |	Macroeconomic context- The country’s economic situation
4 |	Argentine electricity market
5 |	Description of our management activities
6 |	Economic and financial situation
7 |	Corporate social responsibility
8 |	Processes and control
9 |	Board of Directors’ Proposal

LETTER FROM THE CHAIRMAN

To the Shareholders:

I hereby submit for your consideration the Annual Report, the Financial Statements and other documentation related to the fiscal year ended December 31, 2016, which the Board of Directors sends to the Company Annual General Meeting for the discussion thereof.

The referred to documentation reflects the Company’s performance in its twenty-fifth fiscal year, which we consider as a period of transition between the “irregular” fiscal years to which I referred in my letter to you when I submitted for your consideration the Annual Report for fiscal year 2015, and the Company’s regulatory normalization.

The path to the above-mentioned regulatory normalization began in January 2016, when the Energy and Mining Ministry issued Resolutions Nos. 6 and 7, which resulted in the issuance of a temporary electricity rate schedule by the ENRE and the commencement of the Tariff Structure Review process.

The regulations issued also revoked SE Resolution No. 32/12, pursuant to which federal distributors had been granted a subsidy. For the Company this meant to begin to operate normally again, obtaining its income solely from the sales to its customers, that is to say, we began to live from what we do. After over a decade of irregular functioning, this milestone was, and continues to be, celebrated by all of us.

However, a few months after the implementation of the temporary electricity rate schedule, the granting of provisional remedies suspending the application of the increases in certain districts, put the Company once again in financial jeopardy and on the verge of negative equity. Some of the referred to provisional remedies are still pending resolution and could have an impact on the Company’s finances in 2017.

The previously described financial situation was partially mitigated by interim measures adopted by the government. However, those measures were insufficient to reverse the result of fiscal year 2016, which ends with an ARS 1.2 billion loss and insufficient equity.

In spite of the fiscal year’s negative economic result, which was mainly due to the recording of the adjustments of the penalties imposed by the ENRE, we, at the Company, feel great satisfaction because after 12 years of the federal government’s failure to comply with the Concession Agreement and the Adjustment Agreement, the new administration has finally addressed and carried out the Tariff Structure Review, the first one in 25 years of concession, which ended with a new electricity rate schedule applicable as from February 1, 2017. This is definitely a historic event.

This Tariff Structure Review process posed a great challenge for all the Company. We asked a major part of our personnel to focus on and direct their efforts to the preparation of our tariff proposal, which implied assessing the Company’s capital base, making projections of its desired level of performance over the next five-year period, analyzing and proposing what we will do and how we will do it, making projections of the investments necessary to meet the quality standards set by the regulator, proposing the electricity rate schedules necessary to reflect the required revenues, etc., and subsequently presenting that proposal at the Public Hearing and defending it against the arguments of the regulator, the customers and the society. It is impossible to describe such a challenge in two lines.

The Tariff Structure Review resulted in an electricity rate schedule applicable over the next five-year period, which translates into revenues 18% lower than those requested. The income determined by the regulator and transferred to tariffs consider a capital base of ARS 34.5 billion, related to the net replacement cost of depreciated assets, a remuneration of capital that arises from applying a pre-tax capital cost rate of 12.46% over the referred to capital base, and operating costs of ARS 6.3 billion. Those numbers were calculated at values of December 2015. Looking ahead, the electricity rate schedule will be adjusted on a semiannual basis by indexes in order to reflect the inflation, provided its variation exceeds 5%, considering salary increases, and wholesale and consumer prices. The index used to bring the above-mentioned numbers to values of 2017 amounted to 38%.

The resulting increase in the Company’s own distribution cost amounts to 42% for 2017 (including inflation) and two tranches of 19% and 17% for November 2017 and February 2018, respectively. This translates into higher increases for consumers inasmuch as the government grant to the wholesale price has also been partially cut, though maintaining the social tariff for all the consumers who meet the requirements. In the case of Edenor, 650,000 customers have been included in the social tariff benefit.

At the same time, the Company had to continue operating: installing new electricity supplies; taking care of customer procedures/formalities in the commercial offices; maintaining its more than 40,000-kilometer network; making meter readings; issuing and delivering customer bills; collecting bills through the different payment alternatives; providing a prompt response in the event of power failures, which resulted in a decrease in power interruption times; answering calls at the call center; performing repair and maintenance actions; the million actions to prevent energy theft and to manage delinquent payments; the maintenance and development of the systems; the relationship with regulatory entities, both sector-related and financial, and of corporate control. To this end, almost 5,000 employees of the Company and another 3,000 of contractors, fulfil their daily tasks 24 hours a day 7 days a week, in all the concession area.

Additionally, in the fiscal year I am presenting to you several noteworthy events occurred that are unrelated to the RTI and demonstrate the work and degree of commitment of the Company’s employees. One of those events is the completion of the technical project, whose objectives are to achieve higher efficiency and effectiveness in emergencies, an improvement in work productivity and quality, and an adequate follow-up and management of the assets comprising the distribution network. Thanks to its implementation we are among the most advanced distribution companies of the region in the use of technology. Furthermore, the EDENOR 2.0 application continued to be developed and is now becoming a real virtual office, allowing customers to do all they can do at a commercial office. In 2016 this application surpassed 500,000 users.

Additionally, there was an all-time record number of hours of training and an all-time record number of new investments with 550 MVA in service and 1900 MVA under construction, as well as significant improvements in employee attendance and productivity.

With regard to the period during which the federal government failed to comply with its agreed-upon obligations, which ended with the carrying out of the Tariff Structure Review, due to the fact that the previous administration had decided to mitigate the lack of operating income -as a consequence of the freezing of electricity rates- with other alternative mechanisms, the Company accumulated during such period regulatory liabilities for approximately ARS 9.5 billion, comprised of the following: accumulated penalties for a total of ARS 3.5 billion, imposed on the basis of a quality system that was not in line with the level of electricity rates paid by users and that did not reflect the Federal Government’s non-compliance; a commercial debt with CAMMESA for ARS 4 billion; and a debt with CAMMESA under loans for consumption (mutuums) that the Company was compelled to incur in order to be able to make investments, which in adjusted terms amounts to ARS 1.8 billion.

Due to the aforementioned non-compliance, in 2013 the Company filed a complaint against the Federal Government, claiming not only the effective compliance with the obligations under the Adjustment Agreement, but also compensation for damages due to the non-compliance with such obligations. The amount of such damages are, of course, calculated net of the amounts received by the Company as subsidies during the same period.

The solution to the regulatory liabilities and the receivable for damages caused during the period of non-compliance by the Federal Government remained pending by the end of the year being reported; therefore, the Company’s statement of financial position continues to reflect those liabilities.

Therefore, fiscal year 2016 can be defined as an intersection between the issues carried over from the period of non-compliance by the Federal Government and the visualization of a regular and law-abiding period, in which we envision excellent prospects.

That is the reason why we feel that this new fiscal year will be a refounding of the Company, in the year when it celebrates its quarter of a century anniversary. In this refounding we have a great challenge ahead of us: to improve our service drastically through the carrying out of investments aimed at the recovery of quality and an efficient operation of our resources; to rigorously tackle energy theft by implementing strong market disciplinary actions; to protect the Company’s property, and, in so doing, the investment of our shareholders.

The commitment of each of the Company’s employees that day after day allows millions of people to receive electricity at their homes, industries, and places of business, is the basis of my conviction that those objectives can not only be accomplished but also surpassed. To all of them, my deepest gratitude.

Finally, I would also like to express this management’s gratitude to our shareholders for their continued trust and support, which encourage us to continue making every effort to make of Edenor a better company, and to the Board of Directors of Edenor and the Supervisory Committee for accompanying us along this path.

The public service of electricity distribution involves us all, is essential for our daily lives and has enormous challenges lying ahead. We must improve it, achieve universal access and make energy available to enable the planning of investments, thereby contributing to the development and growth of employment that will lead to a more fair society for everyone.

Ricardo Torres

Chairman

Note 1 |         Relevant data

CORPORATE PURPOSE AND CONCESSION AREA

The corporate purpose of the Company is the distribution and sale of electricity within the concession area and under the terms of the concession agreement entered into with the National Executive Power on August 5, 1992, as well as the acquisition of shares of other electricity distribution companies, complying for such purpose with the provisions of Section 32 of Law No. 24,065 and being able to provide such companies with operation services related to the distribution and sale of electricity. Furthermore, the Company is authorized to render advisory, training, operation and maintenance, consulting and management, research and analysis services, as well as to assign, whether for valuable consideration or not, the know-how acquired in the development of the business activities and the development, installation and operation of computer programs.

The electricity distribution and sale service is provided on an exclusive basis to all the customers connected to the network within the area comprised of the following: in the City of Buenos Aires: the area encompassing Dock "D", unnamed street, path of the future Autopista Costera (coastline highway), extension of Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General Paz Ave. and Río de La Plata river. In the Province of Buenos Aires the area includes the following districts: Belén de Escobar, General Las Heras, General Rodríguez, San Miguel, Malvinas Argentinas, José C. Paz, La Matanza, Marcos Paz, Merlo, Moreno, Morón, Hurlingham, Ituzaingó, Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López

ECONOMIC GROUP

The Company is part of the business group Pampa Energía, which is the largest fully integrated electricity group in Argentina engaged in the generation, transmission and distribution of electricity; oil and natural gas.

The Group’s main business units:

OUR SHAREHOLDERS

The share capital of Edenor S.A. is represented by a total of 906,455,100 common, registered, non-endorsable shares, with a par value of ARS 1 each and the right to one vote per share, divided into three classes: the class “A” shares owned by the Controlling Group, the class “B” free float shares held by the market, and the class “C” shares that remain from the Employee Stock Ownership Program (ESOP).

The ownership of the Company’s common shares as of December 31, 2016 is as follows:

Note 2 |           Managing and supervisory boards

BOARD OF DIRECTORS

The business of the Company is managed by the Board of Directors, which, in accordance with the Company’s By-laws, is comprised of twelve directors and up to the same number of alternate directors. The term of office of all the directors is one year but they may be re-elected for consecutive periods.

In turn, the Board of Directors delegates specific functions to an Executive Committee, which, as the Audit Committee, is comprised solely of regular Board members. As for the Audit Committee, it is entirely comprised of directors who qualify as independent, thus complying with the CNV’s criteria and the SOX Act.

The Annual General Meeting held on April 28, 2016 appointed the members and alternate members of the Company’s Board of Directors for fiscal year 2016. Furthermore, the Board of Directors at the Board meeting held on May 10, 2016, subsequent to the Annual General Meeting, distributed the positions and approved the continuance of Mr. Ricardo Torres as Chairman of the Board.

The Board of Directors’ composition is as follows:

Name	Position	Class	Independence
Ricardo Torres	Chairman	Class A	Non-independent
Gustavo Mariani	Vice-Chairman	Class A	Non-independent
Marcos Marcelo Mindlin	Director	Class A	Non-independent
Damián Mindlin	Director	Class A	Non-independent
María Carolina Sigwald	Director	Class A	Non-independent
Maximiliano Fernández	Director	Class A	Independent
Eduardo Llanos	Director	Class A	Independent
Emilio Basavilbaso	Director	Class B/C	Independent
Ricardo López Antonelli	Director	Class B/C	Independent
Lucas Amado	Director	Class B/C	Independent
Mariano García Mithieux	Director	Class B/C	Independent
Fernando Bearzi	Director	Class B/C	Independent
Diego Salaverri	Alternate Director	Class A	Non-independent
Leandro Montero	Alternate Director	Class A	Non-independent
Daniel Flaks	Alternate Director	Class A	Non-independent
Gerardo Paz	Alternate Director	Class A	Non-independent
Mariano Batistella	Alternate Director	Class A	Non-independent
Pablo Díaz	Alternate Director	Class A	Non-independent
Diana Mondino	Alternate Director	Class A	Independent
Lourdes Belén Armada	Alternate Director	Class B/C	Independent
Jésica Bianconi	Alternate Director	Class B/C	Independent
Santiago Galetto	Alternate Director	Class B/C	Independent
Gabriel Quintela	Alternate Director	Class B/C	Independent

SENIOR MANAGEMENT

The following table provides information on the Senior Management of the Company:

Name	Position
Ricardo Torres	Chairman and Chief Executive Office
Leandro Montero	Chief Financial Officer
Daniel Flaks	Technical Director
Eduardo Maggi	Distribution and Marketing Director
Gerardo Tabakman	Technology, IT and Telecommunications Director
Carolina Sigwald	Legal and Regulatory Affairs Director
Mariana De La Fuente	Human Resources Director

SUPERVISORY COMMITTEE

The Company has a Supervisory Committee, which is responsible for overseeing the Company’s compliance with the By-laws, the shareholders’ resolutions and the applicable laws. Furthermore, and without prejudice to the function developed by the External Auditor, the Supervisory Committee must submit to the Annual General Meeting a written report on the reasonableness of the information included in the Annual Report and the Financial Statements submitted by the Company’s Board of Directors.

The Company has a Supervisory Committee, which is responsible for overseeing the Company’s compliance with the By-laws, the shareholders’ resolutions and the applicable laws. Furthermore, and without prejudice to the function developed by the External Auditor, the Supervisory Committee must submit to the Annual General Meeting a written report on the reasonableness of the information included in the Annual Report and the Financial Statements submitted by the Company’s Board of Directors.

 The Annual General Meeting held on April 28, 2016 appointed the members and alternate members of the Supervisory Committee for fiscal year 2016, to wit:

Name	Position	Class
Daniel Abelovich [1]	Member	A
Damián Burgio	Member	A
Carlos Manuel Vidal	Member	B/C
Santiago Dellatorre	Alternate Member	A
Marcelo Fuxman	Alternate Member	A
Walter Pardi	Alternate Member	B/C

[1] Chairman

AUDIT COMMITTEE

Pursuant to the Capital Markets Law No. 26,831 all listed companies are required to have an Audit Committee comprised of at least three Board members, a majority of whom must be independent in accordance with the criteria set forth by the CNV.

The members of the Audit Committee are appointed by the Company’s Board of Directors and elected from among Board members who have the highest level of experience in business, financial or accounting matters. In compliance with the SEC’s regulations, an “Audit Committee financial expert” must be appointed from among the members of the Committee.

Name	Position	Class
Eduardo Llanos [1]	Independent	A
Maximiliano Fernández	Independent	A
Lucas Amado	Independent	B/C

Board of Directors and Supervisory Committee members’ fees – Board remuneration policy

The total remuneration for the Board of Directors is fixed annually by the Annual General Meeting. For such purpose, the Board of Directors makes a proposal following the provisions of the Business Organizations Law and the CNV regulations, which set guidelines and limits based on the existence or non-existence of profits. In accordance with the provisions of Law No. 26,831, the aforementioned proposal is previously evaluated by the Audit Committee, which issues an opinion on the reasonableness thereof.

Upon approval of the total remuneration for the Board by the Annual General Meeting, it is the Board of Directors, exercising the authority delegated by the Shareholders’ Meeting, which assigns from such amount the remuneration of each director.

Additionally, the Shareholders’ Meeting usually authorizes the Board to pay the Directors and Supervisory Committee members who will held office in the following fiscal year, advanced fees up to a certain amount, subject to the approval of the Annual General Meeting that approves the financial statements for such new fiscal year.

As of December 31, 2016, the amount paid as Directors and Supervisory Committee members’ fees for the services provided totals ARS 7.7 million.

Senior Management remuneration policy

With regard to the remuneration policy for Senior Management, the Company has implemented a fixed and variable remuneration system. The fixed remuneration is related to both the level of responsibility required for the position and its competitiveness as compared to the market, whereas the variable remuneration is associated with the business objectives set at the beginning of each year and the degree of achievement of such objectives by the performance of the executive member throughout each financial year.

The Board of Directors has not implemented a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees. The other activities of a Remuneration Committee are also developed by the Human Resources Department, in consultation with the Chairmanship, which is in charge of proposing options and subsequently implementing the specific decisions and policies on these issues. With regard to the remuneration of the Chief Executive Officer, it has been additionally approved by the Audit Committee due to the fact that he is a related party, and the Board of Directors of the Company.

Share-based Compensation Plan

In the last months of fiscal year 2016, the Company’s Board of Directors approved the use of the treasury shares for the creation of a Global Compensation Plan with the purpose of remunerating and retaining the Company’s key personnel. The employees included in the plan will receive a certain amount of those shares in the term provided for by the referred to program. The Company estimates that approximately 1.6 million shares will be granted to its employees as additional remuneration for fiscal year 2016.

Note 3 |           Macroeconomic context- The country’s economic situation

ECONOMIC ACTIVITY

In 2016 the economy recorded a contraction of approximately 2% / 2.5%, as compared to the +2.6% expansion posted in 2015. In spite of the economic activity’s slight improvement in the last months of the year, 2016 ended up being a recessive year.

This negative effect stems basically from the lower levels of agricultural output, which were exacerbated by a lower than expected harvest of summer crops, affected by unusual rains; the deepening of the fall in construction activity, especially in the April-October 2016 period, due mainly to the temporary drop in public works and the negative impact on the private construction sector of the increase recorded in the costs associated with labor and building materials; and the commercial sector’s decline, with an average fall of approximately -7%, driven by a retail sales segment affected by the fall in real wages and consumption. Industrial production also posted a weak performance: though with some slight differences among the different sectors, the manufacturing activity showed a general retraction, with an annual decline close to -5%.

DEVELOPMENT OF PRICES

With regard to inflation, and despite the economy’s weakness, the rise in domestic prices accelerated during the first half of 2016 due to the increase recorded in the US dollar price after the elimination of foreign exchange restrictions. While the last monthly figures of 2015 were strongly influenced by the expected and materialized rise in the exchange rate, the monthly increases of the first half of 2016 were mostly related to the adjustment of different regulated prices that were lagging behind, especially those related to natural gas, electricity, and public transport services. As from 3Q16, the rise in prices began to slow down: the absence of new tariff increases, the stagnant economic activity, the low US dollar relative price in the domestic market, and the restrictive monetary policy were the reasons for the slowdown of inflation, which in July-September 2016 slowed down to a monthly average of 1.1%. In the last quarter of 2016, and in spite of the fact that according to official figures October inflation surpassed 2%, the average monthly increase was 1.7%; thus, the annual rate of increase of retail prices ended the year slightly below 40%. The formal adoption in September 2016 of the inflation targeting regime seeks to consolidate the gradual slowdown of inflation until it reaches an annual target of 5% in 2019.

FOREIGN TRADE

In 2016, the external front was able to reverse the trade deficit in spite of both, the crisis in Brazil and the fall in international commodity prices. Throughout the year the positive balance of trade, which totaled USD 2.1 billion, as opposed to the USD 3 billion deficit posted in 2015, consolidated. In spite of the trade surplus, exports could not take off vigorously, therefore the positive balance was mainly due to a significant decline in imports. In this regard, it is important to point out that in 2016 mechanisms for economic dialogue and cooperation were set in motion and resumed with several countries, new agreements were signed and other agreements were renewed, such as the renewal of the automotive agreement with Brazil, or extended, such as the broadening of the economic complementation agreement with México, with a view to free trade. Additionally, the restrictions on foreign purchases were lifted and the debt with importers was settled.

FISCAL SITUATION

In 2016, the economic authorities implemented a process aimed at gradually reducing the fiscal deficit to reach a balance by 2019. However, the primary imbalance increased in 2016 as compared to 2015, -4% of GDP in 2015 as opposed to -4.6% in 2016, even computing the ARS 106 billion exceptional revenues associated with the tax amnesty program for undeclared assets, while there exist doubts about what will happen in 2017, because some of the measures adopted by the government, such as the historic reparation for retirees law, the elimination of government grants at a more gradual pace, and the reactivation of public works, mean higher public spending (and lower revenues), given the greater transfers of resources to the provinces and the changes introduced in Income Tax that will come into effect in January 2017.

FINANCIAL SYSTEM

As for the monetary policy, in the first months of 2016, the Argentine Central Bank (BCRA) focused on reducing the rate of growth of monetary aggregates in order to absorb the excess liquidity created by both the prior year’s monetary policy and the expansion associated with futures contracts maturities. After this initial absorption task, the BCRA maintained an anti-inflationary policy, which was implemented through the interest rate arising from Argentine Central Bank Bills of Exchange (LEBACs) auctions, from interventions in the secondary securities market and from the functioning of a lending and deposit interest rate corridor as a system to provide and absorb the liquidity of the financial system. This anti-inflationary policy resulted in a reference rate of 38% p.a. in March 2016 that was gradually reduced to 24.8% p.a. by the end of year, accompanying the decline of expected inflation.

With regard to the foreign exchange market, since December 2015, the BCRA moved to a flexible exchange rate system, retaining the power to operate in the market in order to prevent excessive fluctuations in the United States currency price. Throughout the year, the US dollar price accumulated an increase close to 20%, as compared to the last figure recorded in 2015.  Additionally, there are structural factors, such as the tax amnesty program, the relatively high placement of debt in international markets, and the forecasts of an all-time record agricultural harvest for the 2016/17 campaign, that will tend to restrain the possibilities of a significant increase in the dollar’s value in the short and medium-term.

With regard to the parallel foreign exchange market, the gap with the informal dollar almost disappeared since the devaluation recorded at the end of 2015, and continued to be the same throughout the year.

OUTLOOK

For 2017, although the economic recovery has been slower than initially expected, optimism remains. For the time being, forecasts indicate that the economy will grow approximately 3%, driven, mainly, by the recovery of both public and private consumption and exports, especially of primary products. The economic re-ordering that implied the normalization of the foreign exchange market, the removal of restrictions on foreign trade and export duties, the opening of the capital account of the balance of payments, and the reestablishment of financial relations with the rest of the world have laid the foundations for the economy to resume the path of positive growth. In this context, the expectation of greater demand, both domestic and external, should stimulate the productive sectors of the economy, whereas the consolidation of the ongoing disinflationary process should reinforce private consumption recovery.

Note 4 |           Argentine electricity market

LEGAL AND REGULATORY FRAMEWORK

As from the administrative reform and the privatizations provided for by the Federal Administrative Emergency Law No. 23,696 passed in August 1989, there was a fundamental change regarding public services in Argentina. In general terms, a model in which public services were provided by the Federal Government was replaced by a model in which those services were mostly assumed by private companies.

In this context, the electricity sector was no exception. There was a radical transformation based on the vertical and horizontal disintegration of the business with direct consequences in the different stages leading to the supply of electric power. Thus, a system in which the Federal Government was exclusively in charge of the generation, transmission and distribution was replaced by a system in which those activities were separately undertaken by public and private companies, with the Federal Government maintaining a controlling and regulating role.

The privatization process that took place during the 1990’s was developed in accordance with a regulatory framework comprised essentially of Federal Law No. 24,065 and its Regulatory Decree No. 1,398/92, the express incorporation of public services to the Argentine Constitution as from the 1994 amendment, and several complementary regulations issued by both the SE and the ENRE.

The purpose of such regulations was not only to address the problems of the electricity sector, but also to establish the instruments to carry out the economic policy of subsequent governments. The privatization of the electric power services was carried out with a system in which the Federal Government assumed an active role in both the regulation and control of the generation, transmission and distribution of electricity, delegating to private companies the rendering of the services and giving way to the economic signals to be the stimulus for investments.

The objective of Federal Law No. 24,065 was to modernize the electricity sector by boosting the efficiency and the competition, enhancing the quality of the service and promoting private investments, thus drawing an unprecedented line in Argentina among the generation, the transmission and the distribution of electricity as different business activities and setting out the regulations applicable to each of these activities.

This law established that the services provided by the Company should be rendered at fair and reasonable tariffs that not only include, in the electricity sale price charged to customers, the acquisition cost of the electricity in the wholesale market, but also that allow for the generation of sufficient revenue to both cover operating costs, taxes and amortizations, and obtain a rate of return commensurate with the operating effectiveness and efficiency of the Company.

Furthermore, and as established in the aforementioned legislation, the concession agreements included an initial electricity rate schedule valid for a term of ten years, at the expiration of which the regulatory agency was required to set new rates for successive periods of five years.

However, with the passing of Law No. 25,561 (Economic Emergency and Foreign Exchange System Reform Law) at the beginning of January 2002, and the successive extensions thereof until December 31, 2019, the concession agreements for the provision of public services were to be renegotiated, and, among other issues, the rate adjustment mechanisms of goods, works or services were declared null and void, thus rendering ineffective the updating of rates mentioned in the preceding paragraph.

As a result of the previously mentioned renegotiation process, on February 13, 2006, the Company and the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN), entered into an Agreement for the Renegotiation of the Concession Agreement (the Adjustment Agreement), which provided for a Temporary Tariff Structure and the subsequent overall renegotiation of the concession agreement through the carrying out of an RTI process.

With regard to this review process, in 2009 the Company submitted a tariff structure proposal, as stipulated in the Adjustment Agreement, and complied with the ENRE’s requests for additional information thereon. As there were no new developments, and taking into account that the terms stipulated in the Adjustment Agreement had expired, the Company made administrative and judicial presentations in order for the ENRE to take the referred to process forward.

The situation previously described changed on January 27, 2016 when the MEyM issued Resolution No. 7/16, pursuant to which the ENRE was instructed to take the necessary steps to carry out the Company’s RTI in order that the RTI could come into effect before December 31, 2016.

Consequently, by means of ENRE Resolution No. 55/16, the Program for the Distribution Tariff Review in 2016 was approved, establishing the criteria and methodology for the RTI process and its schedule, including the respective Public Hearing.

On August 8, 2016, the ENRE issues Resolution No. 463/16, which approves the Technical Service Quality parameters and the increase in the Cost of Energy Not Supplied, setting different paths for each of them with the aim of normalizing the Company’s quality by the end of the new five-year tariff period. It also determines the control of quality, both at individual level and with global indicators, and the potential penalty effects thereof.

On August 29, 2016, by means of Resolution No. 492/16, the ENRE informs Distribution companies of the parameters for Technical Product Quality, Commercial Service Quality and Extraordinary Interruptions to Service Provision. In the case of the Technical Product Quality, the Resolution also defines a path based on the energy supplied under poor conditions, and a control at individual level. In the case of the Commercial Service Quality, although no paths are almost defined, the Resolution does define a control, both individual and by global indicators that would increase penalties if the parameters were not met.

Also on August 29, 2016 the ENRE issues Resolution No. 494/16, which approves the rate of return on assets for Distribution companies, setting an after-tax real rate of return of 8.1% and a 12.5% real rate of return before taxes.

In compliance with the aforementioned program, on September 5, 2016, the Company submitted to the ENRE its tariff proposal and the related request for the approval of the electricity rate schedules that the Company proposes applying during the next five-year tariff period. The presentation made by the Company included, in addition to the aforementioned electricity rate schedules, the valuation of the network, the 2017 – 2021 investment plan, the detail of operating expenses, the efficiency factor, the mechanism for the transfer to the tariff of energy and power prices, and the adjustment of the distribution added value, all that in conformity with the methodology and the work plan approved by ENRE Resolution No. 55/16 and the criteria approved by ENRE Resolutions No. 463, 492, and 494/16.

Furthermore, on October 28, 2016, the Public Hearing, aimed at informing members of the public of the Company’s Tariff Proposal and listening to their opinions thereon, was held within the RTI Process and as a step prior to the ENRE’s defining the rates to be applied during the next five-year period.

In this same regard, on January 31, 2017, the ENRE issued Resolution No. 63/17 pursuant to which it determines the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017.

Notwithstanding the above, at the date of issuance of this Annual Report, the definitive treatment to be given, by the SE, to all those unresolved issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted, has yet to be defined.

Additionally, on December 16, 2015, the PEN issued Executive Order No. 134/15, which declared the state of emergency in the country’s electricity sector until December 31, 2017, and instructed the MEyM to prepare, launch and implement a plan of action for the electricity generation, transmission and distribution segments at national level with the aim of adjusting the quality and safety of the electricity supply and guaranteeing the provision of the electricity public service under adequate economic and technical conditions.

CONCESSION

The concession was granted for a term of 95 years that may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods, a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the Company’s share capital, currently owned by EASA, must be offered for sale through a public bidding.

The Company has the exclusive right to distribute and sell electricity within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in a timely manner and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

The Company’s performance is subject to the terms and conditions of its Concession Agreement and the provisions of the regulatory framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Resolutions and Regulatory and Supplementary Regulations issued by the authorities responsible for this matter.

In this context, the Company is responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the Concession Agreement and the regulatory framework, and carrying out the works and investments it deems suitable.

Failure to comply with the guidelines set will result in the application of penalties, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the concession agreement. The ENRE is the authority in charge of controlling strict compliance with the guidelines set.

WHOLESALE ELECTRICITY MARKET

In August 1991, the SE created the MEM, whose participants are the Distributors, Generators, Transmitters and Large Customers, called Agents of the electricity market.

Additionally, the need to instantly match supply with demand and the impossibility of storing electricity leads to a centralized dispatch that determines where, who and how much will be generated at the same time. It is for this purpose that in July 1992, CAMMESA, the company in charge of the regulation and operation of the wholesale market, is created.

In turn, over the last years, the Federal Government modified the conditions originally established by means of different Resolutions, thus having nowadays a significant and decisive participation in the functioning of the MEM.

In 2016 the Federal Government issued resolutions aimed at reducing government grants and moving towards a more sustainable market situation.

CAMMESA

The operation of the MEM is managed by CAMMESA. The Federal Government, through the SE, owns 20% of CAMMESA’s share capital. The remaining 80% is owned, in equal proportions, by the associations that represent MEM participants: Generators, Transmitters, Distributors and Large Customers.

CAMMESA is a non-profit corporation that is responsible, since its creation, for the technical operation of the electricity system and the management of MEM transactions in accordance with the electricity regulatory framework and related regulations, which include, among other responsibilities, the following:

▪  determining the technical and economic dispatch of electricity in the national interconnection system (production schedule of all power generation plants of the power system to meet the demand),

▪  planning energy capacity needs and optimizing energy use pursuant to the regulations periodically issued by the SE, acting as agent of the various MEM participants,

▪  purchasing from or selling electricity to other countries by performing the relevant import/export operations,

▪  managing the availability of the generation system,

▪  supervising the operation of the term market and managing the technical dispatch of electricity in conformity with the agreements entered into in that market;

▪  managing the Supply and Trust Agreements for the new thermal and nuclear power plants, especially for non-conventional sources of energy or those works within the National Hydraulic Works Program.

The operating costs of CAMMESA are covered by mandatory contributions made by all MEM participants.

During the last years, due to the imbalance between production costs disbursed and the amount collected from the Agents for their demand through prices that do not cover said costs, the MEM lost its economic self-sustainability. The operating deficit of the MEM’s power and energy compensation funds and accounts has been financed by the Federal Government through loans granted to CAMMESA.

MEM PARTICIPANTS

The main MEM participants are the companies engaged in the generation, transmission and distribution of electricity, and, to a lesser extent, large customers and electricity brokers.

✓  Generators

In Argentina, there are more than one hundred generation companies, there are fewer auto-generation companies, and just a few co-generation companies, most of which operate more than one generation plant. As of December 31, 2016, the installed capacity amounted to 33,901 MW, 61.4% of which derived from thermal generation, 31.4% from hydraulic generation, 5.2% from nuclear generation and 2.1% from non-conventional sources of energy.

✓  Transmitters

Electricity is transmitted from power generation plants to distribution companies through the high voltage electricity transmission system. Transmission companies do not engage in purchases or sales of electricity, their service is governed by the Electricity Regulatory Framework and related regulations issued by the competent authority. The majority of the system is owned by Transener S.A., a company indirectly and jointly controlled by PAMPA. Regional transmission companies own the remaining portion of the Sub-transmission.

✓  Distributors

Each distribution company supplies electricity to customers and operates the related distribution network in a specific geographic area pursuant to a concession agreement, which provides, among other things, for the concession area, the quality of service required, the electricity rates to be paid by customers for the distribution service and the obligation to satisfy the demand. The ENRE monitors compliance by distribution companies, Edenor S.A. and Edesur S.A. with the provisions of the respective concession agreements and with the Regulatory Framework Law No. 24,065.

✓  Large Customers

The MEM classifies large customers of energy into three categories: Major Large Customers (GUMA), Minor Large Customers (GUME) and Particular Large Customers (GUPA). At present, each of these customer categories purchases its energy demand directly from CAMMESA. Agreements between parties (Generator and Large Customer) are only limited to the Energy Plus segment with respect to the demand exceeding the base demand, i.e. the amount of energy the customer consumed back in 2005.

Note 5 |           Description of our management activities

In this chapter, we will comment on the main progress and achievements made throughout 2016 in terms of management.

As an introduction and for the sake of a better understanding of our management, we must mention the key values that are inherent to our Company such as safety, focus on the customer, sustainable development, quality, people-oriented approach, ethics, commitment and responsibility, based on which all of our activities are carried out.

We detail below the main landmarks:

BUSINESS MANAGEMENT

DEMAND FOR ELECTRICITY

The demand growth rates, except for 2002 and 2009, showed a positive development, despite having recorded a decrease in growth in 2014 and 2015. This development correlates with the MEM’s demand.

 The Company’s demand for electricity as of December 31, 2016 amounted to 26,838 GWh, which represents a 2% increase as compared to that of 2015, whereas the MEM’s demand amounted to 132,950 GWh.

Additionally, in 2016 the Company’s highest value of power amounted to 4,892 MW, whereas the highest peak recorded by the MEM was 25,380 MW. Furthermore, according to the data provided by CAMMESA, the MEM’s installed capacity as of December 31, 2016 amounted to 33,901 MW.

 The evolution of power is the following:

ENERGY SALES

In 2016, the amount of energy sold amounted to 22,253 GwH, which represents a 0.6% increase as compared to 2015. The graph below shows the evolution of sales in the last 5 years.

ENERGY COST

In Argentina, most of the electricity generated in 2016, as in previous years, was of thermal origin. The energy consumed during 2016 was supplied by the following sources: fossil fuels (oil, natural gas and coal) 65.9%, hydroelectric 26.5%, nuclear 5.6% and renewable sources (wind and solar photovoltaic) 1.9%.

At the same time, and within the category of fossil fuels derived from oil, there is a strong incidence of fuel oil and diesel fuel, which generates growing production costs when compared to previous years as a consequence of the steady increase in the use of this type of fuel.

Additionally, the operating costs in the generation sector grew 35% on average, as compared to 2015, mainly due to a significant proportion of the imported volume of diesel fuel.

Furthermore, the supply of natural gas allocated to the electricity sector was slightly higher than that of 2015, being insufficient to satisfy the increased demand of thermal power plants in winter. Therefore, imports from Bolivia increased, as was the case with Liquified Natural Gas through the main local ports and from Chile.

As from February 1, 2016, by means of Resolution 6/16, the MEyM adjusted the price payable by the seasonal demand, which Distributors pay to CAMMESA. There were changes regarding the prices of energy and power applied to the distributors that purchased at seasonal prices, returning to the structure of energy prices for the different sectors of the demand. This resulted in a monomic energy purchase price (which includes the cost of energy and power) that varies according to the demand behavior of each price category.

In 2016, the Company purchased the total amount of energy in the market at an average annual monomic price of 297.11 ARS/MWh.

The evolution of the average purchase price for the Company in the last years is shown in the following graph:

(1)        Data estimated based on projections.

ENERGY LOSSES

The Mobile Annual Rate of total losses (technical and non-technical) for 2016 amounted to 17%, i.e. 2.11% higher than the rate recorded in the previous year, which amounted to 14.89%

In Regions II [1] and III [2],
                                                      new shanty towns continue to appear, along with the growth of the existing ones. The theft of energy in these areas is still the main factor behind the increase in total losses.

Additionally, in 2016 and with the aid of legal counsels, criminal charges continued to be filed against customers who were not part of the low-income segment for having committed fraud. In this regard, new technological criteria were established in order to reduce the vulnerability of facilities, developing self-managed meters.

Furthermore, anti-fraud control operations were carried out in gated communities and shopping malls, and special plans aimed at detecting fraud in new buildings were developed.

Regarding energy recovery, 1,431 clandestine customers and 1,532 inactive customers were normalized.

Additionally, 64,757 inspections of T1 meters were carried out with 40% effectivity, 9,666 meter compartments were adjusted and armor-plated, and the related networks were normalized.

The following histogram shows the development of the annual rates of energy losses since the Company began its operations.

[1] Includes the districts of Hurlingham, Morón, Ituzaingó, La Matanza, Merlo, Marcos Paz and General Las Heras.

[2] Includes General Rodríguez, Moreno, San Miguel, Malvinas Argentinas, José C. Paz, Pilar, Escobar, Escobar Islands, Tigre, San
[2]Includes General Rodríguez, Moreno, San Miguel, Malvinas Argentinas, José C. Paz, Pilar, Escobar, Escobar Islands, Tigre, San

Fernando, Tigre Islands and San Fernando Island

ELECTRICITY RATES

An important event of the year took place in January 2016, when the MEyM issued Resolutions Nos. 6 and 7 and the ENRE its Resolution No. 1, pursuant to which a new electricity rate system was approved in order to improve the Distribution companies’ revenue, as one of the measures aimed at the restructuring of the electricity sector. This new electricity rate system protects those sectors that cannot afford the full cost of the service through the creation of the “Social Tariff”, is accompanied by a program aimed at reducing the consumption of electricity and provides for the billing of electricity consumption on a monthly basis in order to soften the impact of the increases on customers.

In the last years following the signing of the Agreement for the Renegotiation of the Concession Agreement, different interim measures were adopted by the Federal Government, through the SE and the ENRE, with the purpose of mitigating the Company’s operating and financial deterioration as a consequence of the stagnant rates, such as the issuance of ENRE Resolution No. 347/12, SE Resolution No. 250/13, the signing of loans for consumption (mutuums) agreements for the carrying out of investments and the payment of salaries, and SE Resolution No. 32/15.

The current electricity rate situation and background information thereon is detailed below:

Adjustment Agreement entered into by the Company and the Federal Government:

On February 13, 2006, the Company and the UNIREN entered into an Agreement for the Renegotiation of the Concession Agreement (the Adjustment Agreement), which provides for the implementation of a Temporary Tariff Structure (RTT) effective as from November 1, 2005, which includes a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the VAD, allocated to certain specified capital expenditures. It also provides for the establishment of a “social tariff” for the needy, the levels of quality of the service to be rendered, and the implementation of a minimum investment plan in the electric network to be fulfilled by the Company.

At present, the Adjustment Agreement continues to be in force and the VAD adjustments made were based on the provisions of the adjustment clause stipulated therein.

SE Resolution No. 32/15 and Recognition of the MMC:

By means of Resolution No. 32/15, the SE approved a temporary increase in the Company’s income as from February 1, 2015, and on account of the future RTI, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the public service. This additional income arises from the monthly difference generated between the theoretical electricity rate schedule included in said resolution and the current electricity rate schedule applied to each customer category. Additionally, this resolution provided that the collected PUREE-related funds were to be regarded as part of the Company’s income. It is worth mentioning that such resolution caused no increases in the electricity rate schedule applied to customers, inasmuch as the increase in income was directly transferred by the Federal Government. This Resolution ceased to apply on February 1, 2016 with the issuance of Resolutions Nos. 6 and 7/16.

As provided for in Appendix I of the Adjustment Agreement, in May and November 2016 the Company submitted to the ENRE for its approval two requests for the application of MMC Nos. 20 and 21 related to the November 2015-April 2016 and May 2016-October 2016 periods, respectively. The MMC variations presented were of 32.244% and 14.358% as from May 1, 2016 and November 1, 2016, respectively.

ENRE Resolution No. 347/12:

In 2016, the Company continued to apply ENRE Resolution No. 347/12, which provided for the application of a different fixed amount for each of the different electricity rate categories, with the only exception of those customers who were exempt from paying the electricity rate schedule provided for in ENRE Resolution No. 628/08.

These amounts, which were managed by the FOCEDE trust until January 31, 2016, continued to be deposited in a special account, and are being exclusively used for the carrying out of infrastructure and corrective maintenance works in the Company’s facilities within the concession area.

Subsequently, on January 29, 2016, the ENRE issued Resolution No. 2/16, which provides for the termination of the FOCEDE trust on January 31, 2016 and the establishment of a new system for the funds collected from the application of ENRE Resolution No. 347/12, which will no longer be deposited in the aforementioned trust, and are managed by the Company.

Loans for consumption (Mutuums) - Extraordinary investment plan:

Due to the delay in obtaining the Tariff Structure Review, the Company has obtained from the Federal Government a series of measures such as the issuance of ENRE Resolution No. 347/12 and SE Resolution No. 250/13, and the granting of Loans for consumption (Mutuums) to help it carry out the investment plan it considers appropriate.

As instructed by MEyM Resolution No. 7/16, as from February 1, 2016 CAMMESA suspended -until further notice- all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from customers.

MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16:

On January 27, 2016, by means of Resolution No. 6/16, the MEyM approves the MEM summer quarterly rescheduling relating to the February-April 2016 period, setting increases in the costs of energy and power and stating that such increases must be transferred to the Company’s distribution tariff following a differential pricing system for both the residential customers who reduce their consumption compared to the previous year, and those who qualify for the application of a new social tariff.

The Resolution established new reference prices, setting the reference price for power in 1,427 ARS/Mw-month, and the reference prices of energy in different values: in approximately 770 ARS/MWh for customers whose consumption exceeds 300 kw of power, in 320 ARS/MWh for the rest of the customers, in 250 ARS/MWh for those residential customers who reduce their consumption by at least 10% compared to the same month of 2015, in 200 ARS/MWh for those residential customers who reduce their consumption by at least 20% compared to the same month of 2015, in 30 ARS/MWh for those residential customers with Social Tariff whose consumption is equal to or lower than the consumption recorded in the same month of 2015, and in 320 ARS/MWh for those residential customers with Social Tariff whose consumption is higher than the consumption recorded in the same month of 2015. Additionally, for all the customers with social tariff, it was established that 150 kWh-month would be subsidized at a price of 0 ARS/MWh.

On January 27, 2016, by means of Resolution No. 7/16, the MEyM instructed the ENRE to adjust the distribution added value in the electricity rate schedules of Edenor S.A. and Edesur S.A., on account of the RTI, applying for such purpose the Temporary Tariff Structure resulting from the application of the Adjustment Agreements entered into by and between the UNIREN and Edenor S.A.

Additionally, it instructed the ENRE to apply a Social Tariff to the universe of customers of Edenor S.A. and Edesur S.A. resulting from the application of the criteria defined in Appendix I of such Resolution, and to adopt the necessary measures to implement the payment on a monthly basis of the public distribution service provided by Edenor S.A. and Edesur S.A.

Furthermore, the Resolution cancelled the PUREE and suspended the mechanisms that implied transfers of resources to Edenor S.A. and Edesur S.A., on behalf and to the order of the Unified Fund referred to in Section 37 of Law No. 24,065, to finance those companies’ works plans that had been instrumented by means of loans for consumption (mutuums) agreements. Additionally, it revoked the already mentioned SE Resolution No. 32/15.

Therefore, on January 29, 2016, the ENRE issued Resolutions Nos. 1 and 2/16. The first Resolution approved the values of the Electricity Rate Schedule for Edenor S.A. included in Appendix I thereof, effective as from February 1, 2016, as well as the electricity rate schedules of the Stimulus Plan (energy saving discounts) included in Appendixes III and V, and the Social Tariff with Reduced consumption in Appendix VII. The second Resolution provides for the termination of the FOCEDE on January 31, 2016 and the creation of a new system for the funds collected from the application of ENRE Resolution No. 347/12, which will no longer be deposited in the aforementioned trust.

Tariff Structure Review:

This situation, as mentioned in Chapter 4, caption “Legal and regulatory framework”, changed on January 27, 2016, when the MEyM, by means of Resolution No. 7/16,  instructed the ENRE to take the necessary steps to carry out the Company’s RTI, in order that the RTI could come into effect before December 31, 2016.

In this regard, on January 31, 2017, the ENRE issued Resolution No. 63/17 pursuant to which it determines the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017.

The aforementioned resolution states that the ENRE, as instructed by the MEyM, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42%, as compared to the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the last one in February 2018.

Additionally, the ENRE shall recognize and allow the Company to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date.

Position of the electricity rate in the international market:

The following histograms show the Company’s residential and industrial electricity rates for 2016, with and without government grants, and the new electricity rate schedule effective as from February 1, 2016, as compared to the electricity rate currently in effect in other countries.

Electricity rate categories:

The electricity rate categories in effect as of December 31, 2016 are detailed below. It must be clarified that as of January 31, 2016, the Electricity Rate Schedules applied included subsidized and unsubsidized rates (ENRE Resolution No. 628/08 with government grants, ENRE Resolution No. 324/08 for those exempt, and SE Resolution No. 1,301/11 without government grants), whereas since February 1, 2016, the Electricity Rate Schedule applied was the one defined in ENRE Resolution No. 1/16, pursuant to which the social tariff category was created and residential electricity rate schedules (both with and without the social tariff) were defined according to the level of energy savings compared to the same period of the previous year, setting energy-saving patterns of more than 10% and 20% for residential tariffs, and energy-saving patterns of more than 0% for the social tariff:

▪  Residential Tariff (T1-R): for households whose demand does not exceed 10 kW.

▪  Residential Social Tariff (Social T1R): for households whose demand does not exceed 10 kW.

▪  Small-demand Commercial Tariff: for commercial customers who do not fall within the scope of 1-Residential or 1-Public lighting tariffs.

▪  Medium-demand Commercial Tariff (T2): Includes medium-sized commercial customers whose maximum power demand is equal to or higher than 10 kW but lower than 50 kW.

▪  Industrial Tariff (T3): for industrial customers whose demand is greater than 50 kW.

▪  Low voltage (LV): voltage lower than or equal to 1 kV.

▪  Medium voltage (MV): voltage higher than 1 kV but lower than 66 kV.

▪  High voltage (HV): voltage equal to or higher than 66 kV.

▪  Wheeling system: includes large customers who purchase their electricity directly from generators or broker companies through the MEM.

▪  Other: for public lighting (AP) and shantytown customers.

COMMERCIAL MANAGEMENT

CUSTOMERS

The evolution of the number of customers as of December 31 of each year is as follows:

Customer service

The Company tends to the 2.8 million customers of the concession area through 27 commercial offices distributed in 21 districts of the Province of Buenos Aires and the City of Buenos Aires (CABA), and through the Call Center. Additionally, it takes care of the requests made via Web and through the Edenor 2.0 application for smart devices, and of those made by the Regulatory Entity concerning safety in public spaces and outage reports.

In 2016, the telephone customer service was provided through two call centers, one located in Buenos Aires and the other in another province of the country, available 24 hours a day with a variable staffing pattern comprised of 200 agents.

Additionally, there are 2 Interactive Voice Response systems with a total of 198 ports, virtual agents, which allow for the handling of commercial and technical inquiries.

With the aim of detecting customer needs and in order to measure their degree of satisfaction with the service, the Company conducts different surveys:

▪  of general satisfaction, to measure customer satisfaction of the different tariff categories and technical and commercial attributes;

▪  of processes, to know the satisfaction of customers who get in contact with the Company in different processes, such as new connections, commercial and technical claims, assistance received in commercial offices and call centers, attention to large customers, and delinquent payments;

▪  CIER regional survey, to compare different attributes of the service provided to residential customers of distribution companies from different countries of South and Central America; and

▪  finally, the Mystery Shopper survey, to know the satisfaction index with the assistance received in commercial offices.

Some of the indicators used to assess our commercial management and the evolution thereof in the last years are disclosed hereunder.

Claims – Number of Claims for which a solution was provided within 10 working days

One of the tasks of the customer service function is to provide a solution to claims made by customers. Although the regulation establishes a term of 15 working days for the Company to provide a solution and notify the customer, the Company has set 10 working days as its expected standard.

It must be clarified that as from the RTI submitted in September 2016, the commercial quality indicators were substantially changed so as to direct efforts towards the suitable adapting of commercial offices in order to guarantee a personal approach to customer service, avoid excessive customer wait time, favor telephone inquiries and claims, provide a prompt response to customer requests and claims, and issue clear and correct bills based on real meter-readings.

New Electricity Supplies – Average number of days from application for service to meter installation

 The Company’s target time to comply with customer requests for new electricity supplies is more demanding than the one fixed by the regulation.

Although the regulation states that the time limit for the installation of the meter of a new electricity supply shall not exceed 15 working days from the last step in the application for service process, the Company has elected to measure the time from the commencement of the application process to the definitive connection.

Meter reading – Number of Estimated readings in the year

With the purpose of measuring the number of actual readings based on which the service is billed, limits have been set to the number of estimated readings in order to maximize customer billing on actual readings.

The target defined in the Concession Agreement is 8%. The Company complies with this indicator, and improved it to an average of 1% in the last three years.

Call Center – Level of Service

The indicator is calculated as the number of calls answered within 30 seconds in respect of the number of calls received.

One of the requirements set forth by the Regulation is that 75% of the calls received be answered within 30 seconds.

Customer satisfaction

In 2016, T1R (residential segment) customer satisfaction stood at 69%, with the electricity supply service ranking fourth compared to other public services, which represents a 7 and 4 percentage point fall as compared to 2015 and 2014, respectively. Although these values represent a high level of satisfaction, 2016 was strongly affected by the tariff increases and the change to the billing modality required by the regulatory authorities (monthly billing), which resulted in the commercial offices experiencing a heavy flow of customers for several months, making it necessary to design and implement a contingency plan with additional resources in order to cope with the increased number of people at customer service offices.

The survey on the quality of the customer service provided by the commercial offices was conducted for the third consecutive year using the mystery shopping technique, with a result of 8.6 satisfactory replies out of 10 persons interviewed, which represents a very good result. It must be taken into account that this index is exempt from the factors that influence the consumers’ replies on their perception of satisfaction, and that it measures four aspects of customer attention: general aspects, infrastructure, customer service and assistance/advice provided.

Other improvements made

The modality of payment with credit cards available also to customers with delinquent balances was implemented in mobile devices and the Web, Edenor 2.0 platform.

1,161 self-managed meters were installed in Moreno and Merlo districts.

Interactive kiosks were installed in commercial offices to enable customers to inquire about the social tariff and reprint their bills.

READING, BILLING AND COLLECTING

It is the group of activities aimed at ensuring the correct and complete performance of the following tasks: reading of energy and power consumption recorded in customer meters, its subsequent processing and determination of values based on the applicable rate schedules, the billing thereof, printing and, finally, the delivery of the bill to the customer.

In the year 16,899,546 two-month period meter readings and 513,588 monthly meter readings are made through reading devices called Portable Reading Terminals (PRT). In the case of electronic meters, the reading is made through waves that make it possible to not only read the consumption information but also have access to other information about the conditions of the meter, such as whether it has stopped functioning or been tampered. In 2016 a dual probe technological innovation was developed, which facilitates the reading of different types and classes of electronic meters.

The detail of annual readings broken down by electricity rate category is as follows:

Annual readings per electricity rate category	Lecturas anuales por tarifa	%
Two-month period T1 Residential	14,939,652	86%
Two-month period T1 General	1,959,894	11%
Monthly T2	415,776	2%
Monthly T3	82,068	0%
Monthly T3 Wheeling system	8,352	0%
Monthly Shantytowns	4,956	0%
Monthly T1 PL	2,208	0%
Monthly T2 Wheeling system	228	0%
Total	17,413,134	100%

DELINQUENT PAYMENTS

It is the group of activities aimed at ensuring the collection of our customers’ bills after the established due dates. These activities are comprised of electric and non-electric actions, out-of-court debt collection procedures, such as information search, demand for payment notices, and creditworthiness analysis and judicial debt collection procedures.

Unpaid bills after their due dates constitute the operating balance, which is measured in Argentine pesos and in equivalent days of billing.

In 2016, the delinquent payment level increased from ARS 209 million to ARS 659 million as of December 31, 2016. In equivalent days the variation was of 11.81 to 14.32.

The increase in delinquent payments is mainly due to the impossibility of suspending the electricity supply service due to the provisional remedies issued after the tariff increase, which remained in effect during the different periods of the fiscal year.

In spite of this impossibility, several actions were performed throughout the year to reduce the operating balance, among which the following can be mentioned:

▪  Special notices prompting delinquent customers to pay.

▪  Personalized calls to negotiate payment and prompt delinquent customers to pay.

▪  Management and follow-up plans on customers with the highest delinquent accounts.

▪  More flexible payment plans.

▪  Increased management of inactive accounts.

The evolution of the delinquent payment balance in 2016 as compared to previous years is as follows:

COLLECTION MANAGEMENT

The collection management involves receiving, controlling and efficiently processing all the information on payments made by our customers through the Collection Agents hired by the Company to provide that service, to be subsequently processed by the Commercial System.

The detail of collections in Argentine pesos made by the Company in 2016 through the different payment options is as follows:

TECHNICAL MANAGEMENT

Edenor’s network

The system through which the Company supplies electricity is comprised of 76 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 16,219 MVA of installed power and 1,452 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV distribution system is comprised of 17,339 MV/LV transformers, which represents 7,370 MVA of installed power, 10,437 kilometers of 33 and 13.2 kV medium-voltage lines, and 26,549 kilometers of 380/220 V low-voltage lines.

The table below shows the most significant data related to the transmission and distribution system for the last three years:

EDENOR lines
Kilometers of transmission lines	As of December 31,
	2016	2015	2014
High voltage	1,452	1,438	1,410
Medium voltage	10,437	10,216	9,978
Low votage	26,549	26,248	26,030
Total	38,438	37,902	37,418
Installed Power (MVA)
High voltage / High voltage	8,428	8,128	7,828
High voltage / Medium voltage	7,791	7,711	7,131
Medium voltage / Low voltage and Medium voltage / Medium voltage	7,668	7,168	6,897
Total	23,887	23,007	21,856

Electricity is conveyed from points of interconnection with the Argentine Interconnection System (SADI), 500 kV-220 kV Rodríguez Substation, 220 kV Ezeiza Substation, and from the local Puerto and Costanera power plants. In turn, the transmission network links these nodes with Casanova, Colegiales, Malaver, Matheu, Morón, Rodríguez, Talar and Zappalorto 220 kV head substations, and with Matanza, Ramos Mejía, Agronomía, Puerto Nuevo, Edison and Malvinas 132 kV head substations.

The transmission and distribution system, together with Edesur S.A. and Edelap S.A.’s systems, form the Buenos Aires Metropolitan Area system that is operated by SACME, a company jointly controlled by Edenor S.A. and Edesur S.A. SACME is responsible for the management of the high-voltage regional distribution in the Buenos Aires metropolitan area, coordinating, controlling and supervising the operation of the generation, transmission and distribution network in the CABA and the Buenos Aires metropolitan area, including coordination with the SADI in the Company’s and Edesur’s concession areas.

The Company distributes energy from the high/medium voltage substations through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system, distributing the electricity to final customers with varied voltage levels depending on their requirements. In exceptional cases, certain customers are supplied with power at higher voltages

Investments

Investments made in 2016 amounted to ARS 2.7 billion. As expressly instructed by the Company’s Board of Directors, investments were given priority over other disbursements in order to maintain the provision of the public service under safe conditions.

It is worth mentioning that the level of investments continued recovering, even though the availability of resources throughout the year continued to be limited as a consequence of the tariff lag, the provisional remedies that affected the predictability of our revenues, and the constant increase in operating costs.

In order to meet the growing demand, the majority of the investments were aimed at increasing facility structures, reinforcing existing facilities, and connecting new electric power supplies.

The Company continued to make every effort to maintain fraud and delinquency indicators, service and product quality levels, environment protection and public safety at efficient levels.

In comparative terms, there has been a significant increase in the level of investments in the last years. This evolution can be observed in the following graph:

The following table shows the amounts of the investments made in 2016, classified according to activity:

Concept	Investment	%
HV Network structure	857.27	32%
MV Network structure	717.02	27%
LV Network structure	375.37	14%
Network improvements	622.90	23%
Buildings, software, furniture, tools and equipment	130.64	5%
Total en millones de $	2,703.20	100%

The main works performed in 2016 were as follow:

Transmission structure

▪   Installation of a second transformer in 220/132 kV Rodríguez substation, increasing its capacity from 300 to 600 MVA.

▪   Installation of new 132 kV electrical transmission lines in Suarez and Villa Adelina substations. Replacement of a section of the 132 kV electrical transmission line in J.C. Paz and Matheu substations.

▪   Replacement with increased transmission capacity of sections of 132 kV Oil Filled (OF) insulated cables for solid (XLPE) insulated cables in Morón substation -Castelar substation and Nuevo Puerto substation – Libertador substation.

▪   Installation of new 132 kV electrical transmission lines switching fields in Morón substation – Luján substation (TRANSBA) and in Malvinas substation.

▪   Commencement of expansion works of the 500/220 kV Rodríguez substation, increasing its capacity in 800 MVA.

▪   Installation of a provisional 500/132 kV - 300 MVA capacity transformer in Rodríguez substation.

▪   Commencement of expansion works of the 220/132 kV Ezeiza substation, increasing its capacity in 300 MVA and installation of new 132 kV electrical transmission lines between this substation and El Pino substation.

▪   Commencement of installation works of a new 220 kV electrical transmission line in Malaver – PI Malaver substations.

▪   Commencement of works to link the local New Thermal Generation to Matheu, Zappalorto and Pilar substations.

Sub-transmission structure

▪   Replacement of Marcos Paz substation’s second 132/13.2 kV transformer, thus completing expansion works from 2x20 to 2x40MVA.

▪   Completion of expansion works of the 132/13.2 kV Suarez substation, increasing its capacity in 80 MVA. Replacement of the second 40 MVA transformer for another of 80 MVA.

▪   Installation of a new 132/13.2 kV 2x80 MVA medium-voltage switchboard in Tapiales substation.

▪   Commencement of installation works of a new 132/13.2 kV 2x80 MVA medium-voltage switchboard in Derqui substation.

▪   Installation of a provisional 132/13.2 kV 40 MVA capacity transformer in Olivos substation, and commencement of installation works of a new 2x80 MVA substation.

▪   Commencement of installation works of the new 132/13.2 kV Aguas substation with a capacity of 100 MVA.

▪   Commencement of expansion works of the 132/13.2 kV Pantanosa substation, increasing its capacity in 40 MVA.

▪   Commencement of expansion works of the 132/13.2 kV José C. Paz substation, increasing its capacity in 120 MVA.

▪   Commencement of installation works of the new 132/13.2 kV Aeroclub substation with a capacity of 160 MVA.

▪   Commencement of renovation and expansion works of the 132/13.2 kV Urquiza substation with a capacity of 120 MVA.

▪   Continuation of construction works of the new 132/33/13.2 kV Gaona substation with a capacity of 160 MVA.

▪   Expansion of the 132/13.2 kV Morón substation from 3x40 MVA to 2x40 and 1x80 MVA, and renovation of the medium-voltage switchboard.

Distribution structure

▪   Installation of 56 new feeders in new and existing substations: Benavidez, Catonas, Corralón Step-down Center, Escobar Step-down Center, El Pino, Guemes, Malvinas, Manzone, Maschwitz, Matheu, Melo, Merlo, Morón, Nordelta, San Alberto, San Fernando, Tecnópolis, Tortuguitas and Urquiza.

▪   Closures between medium-voltage feeders of substations, installation of 619 new medium and low-voltage transformer centers and 523 power increases, which increased installed power in 466 MVA.

Network improvements

The improvements made comprised all voltage levels. The most significant ones are detailed below:

▪   High-voltage network: replacement of 132 kV and 220 kV circuit breakers. Adjustment of medium-voltage switchboard protections in several substations and replacement of 132 kV cable protections. Commencement of installation works of a 150 MVAr capacitor bank in 220 kV busbars in Rodríguez substation. Renovation of the pieces of equipment necessary for the installation of a new medium-voltage switchboard in La Reja Substation.

▪   Medium-voltage network: replacement of medium-voltage circuit breakers in substations and installation of internal arc protections in medium-voltage switchboards. Significant replacement of old technology underground network, and replacement of medium and low-voltage transformers and pieces of equipment in medium-voltage centers.

▪   Low-voltage network: replacement of underground and overhead network. Reinforcement of network with product quality problems.

Investment actions

Activity	Projects	Unit	Total

Electricity distribution projects	New electricity supplies	Number	3,579
	Network structure and improvement work	Number	401
	Other projects	Number	387

New electricity supplies	New electricity supply connection with associated works	Cases	1,666
	New electricity supply connection from the existing network	Cases	46,138

Improvements	Adjustments and improvements related to critical transformer centers	CCTT	602
	Replacement of obsolete technology MV conductors (API)	km	28
	Replacement of MV bare lines with covered ones	km	24

Structure	Assembly of new transformer centers	CCTT	655

	Installation of self-administered MAPI meters	Meters	918
Other	Special plan to replace poles	Poles	34,883

In order to improve service and product quality, comply with the Electrical safety in public spaces plan, expand the MV and LV Network, comply with new electricity supply requests and accompany the growth in the demand for electricity, several investment actions were carried out, among which the following can be mentioned:

DISTRIBUTION TECHNICAL MANAGEMENT

New distribution structure

The new distribution structure was consolidated. The massive bringing into service of the technical system made it possible to implement the new methodologies for work preparation, scheduling and assignment in order to increase the global efficiency of the processes involved.

PREVENTIVE AND CORRECTIVE MAINTENANCE

The following table details the different actions performed:

Actions	Concept			2016

MV-LV Preventive Maintenance	Inspections	Ocular	Platforms (units)	7,080
			Conductors and poles (km)	54,385
			Hide corner box, wall/mailbox type compartment, connection switches (units)	5,826
		Thermographic	Terminals, Platforms and chambers (units)	1,022
	Adaptations	Poles, protection / maneuver equipment (units)		12112
		Replacement of conductors (mts)		9730
		Tree pruning (units)		153564

MV-LV Corrective Maintenance	Claims in overhead and underground networks (units)			262,968
	Replacement of poles (units)			47,215
	Connections and repair of terminals in underground networks (units)			6,313
	Replacement of protection and maneuver equipment in chambers and platforms (units)			6,786
	Tree pruning (units)			35,212
	Replacement of transformers (units)			880

Energy Recovery	Inspections of T1, T2 and T3 (units)			59,536

Maneuvers	Planned interventions (documents) in HV/MV networks			9,412
	Forced interventions (documents) in HV/MV networks			9,326

REMOTE CONTROL AND REMOTE SUPERVISION

The remote control of the medium-voltage distribution network continued to consolidate, with 1,450 remote supervision points and 140 remote control points in operation.

RESEARCH AND DEVELOPMENT

The Company actively participates in international congresses related to its business, where it makes presentations on improvements and new developments implemented in the Company and becomes acquainted with recent technological developments. Among such congresses, the following can be mentioned:

UTN Congress on Maintenance: “Improving the reliability of electrical assets through live-line working (LLW). The training on LLW”:

This work sought to disseminate the experience acquired in the Company during the training process of workers for licensing purposes as specialists in Live-Line Working (LLW); the modality of carrying out maintenance work in live electrical networks and equipment avoiding their deenergization can be a key factor for the success of a good maintenance strategy.

CLADE: “Combination of Fault Diagnosis Techniques for Power Transformers – Case Studies”:

This work provides some case studies intended to point out the innumerable advantages of applying different verification methodologies in an organized and combined manner, taking advantage of the effectiveness of each of them in the early detection of anomalies, observing how the use of tools such as: chromatography, thermography, physico-chemical testing, electrical testing and even previous experiences make it possible to detect or rule out a fault in a fast and effective manner and using different approaches.

“Monitoring of the Condition of HV OZn Surge Arresters – Predictive Techniques and Case Studies”:

With the aim of monitoring the condition of these pieces of equipment in order to prevent possible faults that could cause a network outage, the different techniques available (infrared thermography, resistive current measurement, partial discharges) were analyzed, together with the practical possibility of applying them to the installed equipment, evaluating as well the consistency of the results obtained with the different methodologies.

It was thus determined that a proper monitoring of the condition of surge arresters is obtained through a number of predictive determinations, being it possible to predict the faults that would result in the removal of service of other pieces of equipment. Additionally, a methodology was defined for progressively applying each method based on the initial measurements and the typical behavior patterns, in order to identify deviations that could eventually be associated with the development of anomalies, reducing maintenance costs thanks to the prediction of these possible faults.

LOGISTICS AND SERVICE MANAGEMENT

Fleet and Workshops

After having doubled the commercial vehicle fleet in 2015, a new structure was created in 2016 in order to accelerate workshop control procedures.

Additionally, and in line with the increase in manpower over the last years in the different operating areas and regions, a bidding was launched for the acquisition of new units and special equipment, such as forklifts and electric stackers.

Furthermore, a bidding was launched for the acquisition of a new vehicle tracking system, which will allow for a more efficient management of the fleet.

Properties

Continuing with the adapting of the administrative and commercial buildings in order to satisfy our operating needs, we executed the investment plan earmarked for the carrying out of works unrelated to the electricity distribution business, among which the Morón Sector, the Guzman and Rolón Buildings works as well as the completion of the Moreno Sector works, which totaled an investment of ARS 22.7 million, are worth mentioning.

QUALITY MANAGEMENT

Service quality

In spite of both the constant increase in operating costs and the delay in obtaining tariff increases in the last years, it has been possible to maintain an acceptable service quality level as a result of the investments made and the operation and maintenance works performed in the network. The average interruption frequency and the total interruption duration of the last five years are detailed below:

Affecting the Customer	2012	2013	2014	2015	2016
SAIFI	8.61	8.00	9.55	8.88	8.97
SAIDI	31.55	27.71	33.03	27.19	26.93

Product quality

With regard to the Quality of the Technical Product, which controls voltage levels and wave quality at supply points identified due to customer claims, in 2016 the ENRE fined the Company in the amount of ARS 122.3 million.

Regarding measurements at supply points reported in customer claims, the ENRE requires that all such measurements have a duration of seven days, recording on a daily basis via web the claims made.

With reference to disturbance and voltage level measurement campaigns provided for by the ENRE, in 2016 the required number of measurements was made and all the recording equipment was calibrated and certified.

Additionally, and in accordance with the Company’s policy concerning the updating and replacement of disturbance control equipment, it is expected that in 2017 disturbance control recorders will continue to be incorporated so as to replace the oldest ones. The electric parameters controlled by the disturbance recording equipment are analyzed focusing on the early detection of possible deviations.

IT AND TELECOMMUNICATIONS MANAGEMENT

In 2016, the Company made significant improvements to the technological platform, thus consolidating its leading position in this segment.

TECHNICAL PROJECT

            In 2016, we completed the implementation of the Technical Project, which was one of the most innovating projects in the Company’s history. It consisted of the implementation of software for the integral management of both all the assets comprising the Company’s facilities and its workforce.

Since its implementation, we became fully acquainted with the network, improving maintenance and reducing the rate of failures. Additionally, we significantly increased effectiveness in the management of emergent tasks, thanks to the improvements on task scheduling and assignment, works planning and power cut reduction.

APPLICATIONS

With reference to our applications, in 2016 we continued with the continuous improvement processes, focusing on the following:

Edenor 2.0:

The Company commenced the second updating phase to deepen the relationship with its customers by enabling them to carry out new procedures/formalities, make inquiries, and pay their bills without having to go to the commercial offices.

“Payments”, the new functionality of edenor 2.0, allows customers to pay online their delinquent accounts by credit cards, view payment history and visualize the list of entities authorized to collect customer bills.

“Procedures/Formalities” this functionality allows for the carrying out of commercial procedures/formalities such as, changing the ownership of the premises being serviced, changing the postal address, updating account data, checking consumption billed, and visualizing and downloading bills.

Virtual chat

The virtual chat, launched in the Company’s websites and in edenor 2.0 by the end of 2016, provides a new 24-7 customer service channel through an artificial intelligence tool that allows customers to have their technical, administrative and commercial queries answered.

Commercial System (CC&B):

With regard to our commercial system, several improvements have been made to the process, among which the following are worth mentioning:

▪   Change of billing frequency from bimonthly to monthly bills

▪   Application of the Social Tariff.

▪   Change of bill size and uniformity of T1-T2 designs.

▪   New bill delivery control and support application, with old systems being no longer available.

▪   Implementation of a new online collection modality through the firm Pago Fácil or by credit card from Edenor 2.0. app

▪   Incorporation of the Delinquent Notice in cycle bills, reducing notice printing and delivery.

▪   Implementation of bill generation process digitization for the offsetting of Municipal Fees

Edenor TV

It is a digital signage service addressed to our customers, through screens located in the commercial offices. The material displayed thereon focuses on three main areas: tips on the smart use of energy, management of procedures/formalities, and use of edenor 2.0. mobile app.

One of the purposes of Edenor TV is to build stronger ties with customers by addressing topics of general interest. Furthermore, it seeks to make customers perceive the wait time in the commercial offices as useful time by means of an attractive and dynamic communication, enhancing the customer’s experience with the Company.

Human Resources Systems:

Employee Attendance System: Implementation of the second stage of the system for the management of employee attendance (Smartime), incorporating derivation and/or control workflows.

Performance Management System (Success Factor): Implementation of a module to manage our employees’ performance assessments.

Supply and Logistics and Service Systems:

The most significant improvements are related to new functionalities of the supplier portal, which brings the Company closer to its sources of supply in a faster and more dynamic manner. They allow for the management of the contracts and administrative processes in digital form, reducing times and ensuring transparency.

Furthermore, new modules of the integral management system were implemented in the central warehouse. This new tool allows for a more efficient management of both physical and human resources, reducing logistic processes times.

Finally, in this area, a Mobile App was implemented, with which it is possible to make online approvals in the cell phones of the Company’s executives.

Business intelligence (Qlikview):

In this regard, several information reports were developed, among which the following can be mentioned:

▪  Out-of-service transformer centers statistics

▪  Collectability rate assessment

▪  Payroll development

▪  Large customers consumption curves

▪  Bill management

▪  Applications control and follow-up

▪  Commercial processes follow-up

▪  Sustainable development contracts control

Actions Management Unified System (SUMA):

The implementation of the new Actions Corporate System (Non-Conformities, Improvement Opportunities and Safety-related Incidents), called SUMA, continued. It represents the proactivity and the positive contribution of this new tool to the SGI and, consequently, to all the Company.

TELECOMMUNICATIONS

In 2016, the deployment of connectivity began for the remote control of Transformer Centers (CT) in order to control medium-voltage network switchgear remotely from the Network Control Center.

Additionally, part of the Call Center infrastructure was moved to a new service provider located in the province of Tucumán, with 55 customer service agents and 7 supervisory positions. This improves Edenor’s customer service quality as it has two service providers with greater customer service capacity, improving response and reaction times when there is an increased number of calls.

During the year, the Company implemented a high availability corporate internet service system that connects us directly to the cloud so as to improve connectivity and thereby offer a better service quality to all the applications developed in Internet with an Internet Service Provider (ISP) quality.

TECHNOLOGY AND OPERATIONS

With regard to technology and operations, in 2016, improvements were made in the availability and performance of applications, thanks to the implementation of new technologies and processes. Some of the milestones were:

▪  Implementation of a new information storage equipment based on state-of-the-art technology, which made it possible to reduce by 300% the processing time of the main systems.

▪  Replacement of the entire fleet of notebooks and a third of desktop computers.

▪  Increase in the number of servers that support the Company’s daily operation.

HUMAN RESOURCES MANAGEMENT

Collective bargaining agreements

The Company’s relations with its employees are reflected in the collective bargaining agreements entered into with the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) (general employees) and the Asociación del Personal Superior (Association of Supervisory Personnel) (middle management).

The principles that govern labor relations in the Company are consolidated in these collective bargaining agreements achieving an equitably reconciliation of each of the parties’ interests, and ratifying the objective of a sustainable provision of the essential service assumed with the community.

Although the terms of the Collective Bargaining Agreements (CCTs) approved by the competent authorities have expired, the working conditions arising therefrom continue to apply until the signing of a new agreement by virtue of the provisions of Section 12 of Law No. 14,250, pursuant to which a collective bargaining agreement shall remain valid after its expiry if it is not renewed.

Furthermore, the Company reaffirms its commitment to defending human rights by strictly complying with the legislation and the agreements entered into with unions, ensuring that each of the workers, whether unionized or not, exercise their labor rights.

Our employees

 The following graph shows the evolution and breakdown of our active employees:

WORKFORCE AS OF 12.31.2016
2016

Production	3,439
Management	591
Non-unionized employees	662
TOTAL COMPANY'S OWN PERSONNEL	4,692

Temporary employees	-
Interns	22
Total	9,406

With regard to the incorporation of personnel, the Young Engineers, the scholarships for young technicians, the internships for university students, and the internal recruitment programs continued to be applied.

As for the Young Engineers program, in 2016, 32 graduates from the Engineering major were incorporated in the Distribution Department. In the year being reported, the selection process was improved, incorporating Assessment Center (AC) activities in which the Human Resources Department jointly with the Line Department participated. This process made it possible to evaluate the young engineers’ working potential and to perform a forecast associated with the performance curve, which provides greater certainty concerning their subsequent adaptation to the role. 140 engineers have participated in this Program since it was launched in 2013.

The program aims at specializing participants in the management of electricity distribution and training them in the short term as supervisors of working teams.

With regard to the scholarships program, it seeks to provide further training to technicians recently graduated from technical schools located in the concession area in electric power distribution and transmission, through an intensive training in the Pacheco Regional School of the National Technological University, with a view to give them the possibility of joining the Company. More than 150 young technicians have joined the Company since the Program was launched in 2015.

Since 1995 Edenor has been strengthening the University-Company relationship, through the signing of Agreements with more than 30 Universities and Schools, with the aim of providing the student with an introduction to work experience, in a gradual and planned manner, mainly in the Company’s technical and engineering-related areas. Nevertheless, interns were also incorporated in the Company’s commercial, Finance, Human Resources, and other areas. More than 850 university students have participated in the program since the commencement thereof, and in 2016, 33 interns were incorporated.

The purpose of the internal recruitment program is to fill job vacancies with staff members, promoting in this manner the development of the employees’ careers, based on merit and professional excellence, thus increasing motivation and job satisfaction.  In 2016, 25 job positions were filled with this procedure.

At the same time, with the aim of establishing institutional presence in the labor market, the Company participated in different conferences, exhibitions, and events organized to provide leading companies with the opportunity to get in contact with young talents.

Additionally, the Company participated in the Industry Week and the Engineer Center, organized by Bumeran and Expo Zonajobs. These events consist of virtual employment fairs where the companies have an interactive booth. The purpose is to capture the best student and professional profiles from different majors interested in applying for positions and developing professionally.

The Company was also present in the Work and Engineering Meeting organized by Worktek, where engineering students and professionals from all over the country are invited to participate in order to become aware of the job opportunities offered by the most important companies, allowing the companies and the candidates to have direct contact.

Collective bargaining negotiations

With regard to salary agreements, on September 8, 2016, the Company and Luz y Fuerza Union entered into an agreement, which provided for an 11.1% salary increase, calculated on the salaries of April 2016, effective as from May 2016 for all the personnel represented by the Union and included in the Company’s payroll at the time of the signing of the agreement. Therefore, considering the 11.9% increase agreed upon in June 2015, the personnel who are members of Luz y Fuerza Union received a total increase of 23% from May to October 2016.

By means of a new agreement entered into with Luz y Fuerza Union, the unionized personnel was granted a 6% increase on the salaries of October 2016, effective as from November 2016.

Moreover, on February 22, 2017, an agreement was signed with APSEE, pursuant to which the salary increases mentioned in the preceding paragraph were extended to the employees who are members of this union.

Annual training plan

The company believes that training is a determining factor in the fulfillment of an organization’s objectives. Providing workers with knowledge and developing their skills allow them to perform their jobs with more efficiency and quality.

In line with this objective, in 2016 we surpassed the service and quality standards we had set out in the Annual Training Plan, actively working on special projects, such as the Becoming Acquainted with Edenor e-learning platform, which contributed to the immersion of new employees; we redesigned the Young Engineers Program introducing a Mentoring model and adjusting technical and corporate topics. Fundamentally, we decided to be more strategic, performing an in-depth survey on training needs, providing information and guidance in order to deal with a business context with many challenges that call for goals, processes, platforms and behaviors that contribute to maintain and transmit the organization’s profound knowledge and boost knowledge management in order for the “know-how” to remain in the organization beyond the people.

In accordance with the training needs identified for 2016, training activities related to Operative/Technical issues, Development (Leadership, Languages and Permanent Education), and the Integral Management System Plan, were developed.

Among the training activities carried out during the year, the following are worth mentioning:

Professional Updating

The purpose of this training activity, addressed to analysts, professionals, and middle management, is to broaden the knowledge and perfect the skills necessary to both meet the requirements of the different areas of expertise and improve role performance.

Technical Training

This training activity, addressed to technical personnel, is jointly given by in-house and external facilitators, who are highly experienced in the electric power field.

Courses were given on Low-voltage documents, Delinquent payments and energy recovery, New electricity supplies, MV Module – Fuse replacement, and Updating of MV and LV terminals and splices.

Integrated Management System

This training activity focused on training, raising awareness and updating our employees on issues related to Safety, Safety in public spaces, Environment and Quality.

Additionally, the Company participated in:

▪  the congress on Renewable Energy Training for Latin America that took place in October 2016 in Santiago de Chile, at which technical and regulatory aspects of distributed generation were discussed and other distributors and regulatory entities’ experiences were shared.

▪  the commissions on “Smart Electric Networks” and “Renewable sources distributed generation” of the Argentine Electro-Technical Association (AEA).

▪  the commission on Photovoltaic Energy of the Argentine Standardization Institute (IRAM). The commission’s purpose is to establish a test and certification standard for photovoltaic investors with injection in the distribution network. It also participates in the Solar Thermal Energy Commission that is working on a standard concerning the implementation at national level of energy efficiency labelling for solar thermal domestic hot water equipment.

Young Engineers Program

In 2016, this program was implemented for the fifth consecutive year, with the incorporation of 33 graduates from engineering majors. In the last months of the year, the Company defined the program to be applied as from February 2017, pursuant to which 32 new young professionals will be incorporated.

The program aims at specializing participants in the management of electricity distribution and training them in the short term as supervisors of working teams.

The training was given at General Pacheco Regional School of the National Technological University, Torcuato Di Tella University and Edenor’s Training Center.

Leaders Program

In 2016, and for the second consecutive year, the Leaders Program, addressed to all the levels of leadership of the organization, continued to be given with the collaboration of Di Tella University. The program aims at empowering leaders in order for them to continue playing a leading role, lead themselves and lead others.

In addition, this program facilitates rapprochement and the exchange of experiences of different realities, encourages debate and different points of view applicable to daily work that help improve customer service quality and business results.

Training program for technicians on electricity distribution and transmission networks

The training program addressed to recently graduated Young Technicians continued for the second consecutive year, contributing to professionalize the operation with new approaches and making it faster with the use of technologies, fostering generational diversity and contrasts to make improvements and innovations. The training was given at Pacheco Regional School of the National Technological University.

The objective of this training is not only that participants become acquainted with the structure of an electric power distribution company and the different aspects of its business, but also that they learn technical skills and acquire knowledge of the medium and low voltage networks.

“Becoming Acquainted with Edenor” e-learning platform

Since its launch in 2014, this platform has been incorporating different courses aimed at facilitating the distance training experience, thus optimizing the times of an in-person training session.

"Virtual classrooms" are developed, where different training alternatives are applied, as well as the exchange of files, the creation and participation in blogs, forums and chats.

In 2016, the Company complied with 94% of the hours of training established in the Annual Training Plan.

Development

In 2016, and as part of the organization’s context and development need, the Performance module was launched through the SAP Success Factors Platform to have a system that unifies individual and strategic objectives in addition to competencies/behaviors, addressed to non-unionized personnel and APSEE supervisory level. In this manner, the organization shares, visualizes and follows up objectives and behaviors, generating periodic conversations between the appraiser and the appraisee to adjust performance.  Guides and video tutorials were developed, and meetings were held aimed at strengthening the system, providing assistance with the use of the tool, and becoming familiar with the process as a valuable management space.

Furthermore, we designed other mapping modalities, focus groups, and interviews to deepen the instances of development in which the people are so as to generate both training actions and specific action plans, which allowed us to boost, and will lay the foundations for the deployment of critical competencies to respond to business demands.

Internal communication and Work environment

With regard to Internal Communication, the A toda luz magazine and the weekly Flash Informativo Semanal news report continued to be issued, in addition to the use of the corporate Intranet and the physical and digital bulletin boards. These tools make it possible to inform personnel about our Company’s news.

In connection with the work environment, our actions were aimed at strengthening the personnel’s sense of belonging and closeness to Management, communicating the Company’s significant aspects through the “Communication Meetings” Project. Also, an Organizational Climate Survey, whose structure was based on different factors that allowed for the gathering of information on the level of commitment, the support provided by the organization, and the effectiveness to achieve business results, was implemented. 62% of our employees participated in this survey, whose result showed 88% of general satisfaction and 60% of favorability. By means of this process it has been possible to identify strengths and opportunities for improvement, as well as the main axis on which the Company’s Management must focus.

Additionally, and with the aim of integrating our personnel, the soccer, bowling, tennis and go kart racing tournaments were conducted, which had a positive influence on the work environment. 600 employees participated in these tournaments. In this same line, a Drawing and Painting Contest for the employees’ children was conducted.

Throughout the year, purchase orders for the acquisition of school supplies and gift cards for Children’s day were delivered to our employees’ children.

Occupational health

Focused on obtaining the highest health standard for all the employees, through health promotion and disease prevention, preventive medical examinations for the totality of personnel continued to be carried out, with over 94% of the employees having undergone the medical examination, which also allowed for the renewal of licenses for the personnel exposed to electric risk.

The accidents suffered by third parties outside the Company’s premises as well as those suffered by our personnel continued to be followed up, offering the Company’s cooperation and support when necessary.

Note 6 |           Economic and financial situation

ANALYSIS OF ECONOMIC RESULTS

In fiscal year 2016, the Company recorded negative results for ARS 1.2 billion, as opposed to the ARS 1.4 billion profit recorded in fiscal year 2015. The following graph shows the development of the Company’s results

Evolution of economic results

	2016	2015
Gross profit (loss)	872.1	-1,373.5
Operating profit (loss) before SE Resolution	-2,283.0	-3,334.9
Operating profit (loss)	-656.1	2,241.7
Profit (loss) for the year	-1,188.6	1,142.4

The operating result for fiscal year 2016 amounted to a loss of ARS 656.1 million, as opposed to the ARS 2.2 billion profit recorded in the previous year. Although in fiscal year 2016, ENRE Resolution No. 1/16, provided for an increase in the electricity rate schedule effective as from February 1, 2016, this revenue decreased due to the operating expenses, which increased due mainly to the effect of recording penalties and their adjustments according to the criteria defined by the ENRE. Additionally, in fiscal year 2015, a positive income for ARS 5 billion was recognized as a result of the application of Resolution No. 32 issued by the SE.

Due to the application of the new electricity rate schedule, in 2016 revenue from sales amounted to ARS 13.1 billion, which represents a 244% increase as compared to 2015. Furthermore, energy purchases in 2016 increased 200%, as compared to the previous year, to a total amount of ARS 6 billion. However, these values are currently affected by provisional remedies granted in respect of some of our customers that reduced the Company´s revenues.

Revenue from sales and energy purchases

	2016	2015
Revenue from sales	13,079.6	3,802.2
Energy purchases	6,060.3	2,022.0

(1)    Includes right of use of poles for ARS 108.2 million and ARS 76.4 million for 2016 and 2015, respectively, connection charges for ARS 15.9 million and ARS 4.2 million, respectively, and reconnection charges for ARS 2.8 million and ARS 1.1 million, respectively.

With regard to operating costs, they recorded an increase of approximately 90% as compared to 2015, basically due to the (aforementioned) increase in penalties, followed by the effect of the salary hikes and the increased contracted services, as a result of the acceleration of the inflationary process in 2016.

Operating expenses

	2016	2015
Personnel	3,634.1	2,579.4
Contractors	1,733.7	1,233.6
Supplies	310.8	234.5
Provisions	227.7	24.1
Penalties	2,556.7	281.7
Taxes, rates and contribution	111.7	57.9
Amortization	351.6	281.4

 In 2016, net financial results amounted to a loss of ARS 1.3 billion, as compared to the ARS 915.5 loss recorded in 2015. This 28% increase in net loss is mainly due to the increase in interest generated by the past due debt with CAMMESA for loans for consumption (mutuums) and energy purchases (prior to the application of SE Resolution No. 32/15).

Financial income and expense
	2016	2015

Financial income	623.8	452.1
Financial expense	1,899.3	1,367.6

ANALYSIS OF THE FINANCIAL AND CASH POSITION

Financial Position

	2016	2015	$	variation %

ASSETS

Non-current assets	12,311.4	9,113.6	3,197.8	35%

Current assets	6,622.1	3,867.3	2,754.8	71%

TOTAL ASSETS	18,933.5	12,980.9	5,952.6	46%

LIABILITIES

Non-current liabilities	9,008.3	5,777.5	3,230.8	56%

Current liabilities	9,563.4	5,678.3	3,885.1	68%

TOTAL LIABILITIES	18,571.7	11,455.8	7,115.9	62%

EQUITY	361.8	1,525.1	(1,163.3)	(76%)

TOTAL LIABILITIES AND EQUITY	18,933.5	12,980.9	5,952.6	46%

The variations recorded in the main assets and liabilities accounts as of December 31, 2016, as compared to the previous year were as follow:

Main assets and liabilities accounts

	2016	2015
Other receivables	230	1,234
Account receivables	3,901	963
Deferred tax assets	1,019	50
Trade payables	-	-
Tax liabilities	155	16
Other payables	7,054	4,700

▪  Other receivables: its decrease is due mainly to the collection of the balance pending collection for the funds related to SE Resolution No. 32/15 and the use of the VAT credit balance.

▪  Trade receivables: its increase is due mainly to the tariff increase applied as from February 1, 2016.

▪  Deferred tax assets: its increase is due mainly to the deferral of the non-deductible negative result from the adjustment of the penalty charge.

▪  Trade payables: its increase is the result of our increased debts with CAMMESA, mainly due to the balance outstanding as of March 31, 2015 exposed to the accrual of interest.

▪  Tax liabilities: its increase originates mainly in VAT payable and national, provincial and municipal funds and contributions, as a consequence of the increased taxable base (tariff increase).

▪  Other payables: its increase originates mainly in the valuation adjustment of the penalties imposed by the ENRE.

Cash Flows

The net increase in cash and cash equivalents in 2016 amounted to ARS 65.1 million. The Company generated operating funds for ARS 2.9 billion, which were mainly used for the payment of investments in property, plant and equipment for ARS 2.5 billion, the payment of interest under the corporate notes for ARS 266 million, and the redemption of the 2017 Corporate Notes for ARS 221.8 million.

	2016	2015	$	variation %

Net cash flows generated by operating activities	2,931.3	3,002.1	(70.8)	(2%)

Net cash flows used in investing activities	(2,373.5)	(3,103.3)	729.8	(24%)

Cash flows from financing activities	(492.7)	42.0	(534.7)	(1273%)

Increase (Decrease) in cash and cash equivalents	65.1	(59.2)	124.3	-210%

Cash and cash equivalents at the beginning of year	129.0	179.1	(50.1)	(28%)

Exchange differences in cash and cash equivalents	64.5	9.1	55.4	609%

Increase (Decrease) in cash and cash equivalents	65.1	(59.2)	124.3	(210%)

Cash and cash equivalents at the end of the period	258.6	129	129.6	100%

Note 7 |           Corporate social responsibility

INDUSTRIAL SAFETY

In November 2016, the annual audit conducted by the IRAM on the management of Industrial Safety was passed with satisfactory results, which allowed the Company to maintain the OHSAS 18001 Certification it had obtained in 2005.

With regard to the Safety, Occupational Health and Public Safety management programs, they were updated following the guidelines of the new 2015 ISO 9001 standard.

In order to comply with these guidelines related to Safety and Occupational Health, the following activities were performed:

▪  Licensing of new personnel and renewal of licenses for the carrying out of medium and low-voltage live-line works.

▪  Workshops on accident and incident research.

▪  Training on commuting, minor and in-office accident prevention.

▪  Training on the methodology of work at height and its risks.

▪  Review of the Safety Standard (NS 2-B) on personal protection equipment.

▪  Updating of occupational risks and hazards identification matrixes based on a new organization.

▪  Dissemination, to the Departments and Under-departments of operative areas and to the contractors’ committees, of information on accidents caused as a consequence of both non-compliance with procedures and failure to use and preserve personal protection equipment.

▪  Inspection of works performed by contractors.

▪  Industrial safety inspections in order to detect possible anomalies in the tasks developed by Edenor operative personnel.

▪  Training on confined spaces in order to teach how to access them, use of personal and collective protection equipment and monitoring of air quality.

▪  The maintenance inspection certification of the entire fleet of cherry pickers available for use was maintained.

▪  Verification of the industrial safety conditions in buildings authorized by the Company.

▪  Participation in IRAM commission on safety workgear standards.

▪  Participation in ADEERA Safety and Health commission.

Moreover, and in relation to protective workgear, the flame resistant fabric technology continued to be used in work clothing supplied to the personnel exposed to electric risks, with the aim of reducing the consequences in the event of accidents with electric arcs.

PUBLIC SAFETY

            In this regard, the annual audit conducted by the IRAM on the Public Safety System according to ENRE Resolution No. 421/11, was successfully passed, thus maintaining the related Certification. Additionally, the audit conducted by the ENRE on the processes involved in public safety of the Distribution and Sale, Technical, and Legal and Regulatory Affairs Departments was successfully passed.

With regard to accidents, there was a decrease of 21% as compared to the number of accidents recorded in 2015. 32% of the total number of accidents occurred inside houses and due to failures in internal installations. Although these accidents did not occur in public spaces nor are they the responsibility of the Company, they are recorded and reported in accordance with the Regulatory Entity’s requirements.

 The graph below shows the evolution of the number of accidents in the last years:

According to the analysis of the accidents recorded in 2016, 75% of them are the result of vandalism and third party negligence.

Furthermore, periodic meetings continued to be held with contractors to discuss public safety-related issues. At such meetings, the results of the inspections performed, the goals achieved and deviations found, are presented to the contractors, who are also provided with guidelines for the training to be given to their workers.

QUALITY

As with the industrial safety management, in November 2016, the external maintenance audit of the Integrated Management System (SGI) was successfully passed. The certifying entity IRAM highlighted as a strength, the personnel’s high degree of participation and commitment to the performance of their activities with the highest quality standards.

The Quality Management System has been certified under the ISO 9001 international standard, implemented and certified since 1999 for the meter-reading, billing, collection, supply and logistics processes and for all the Company’s processes since 2005.

At the same time, the Company actively participated in:

▪   Argentine Standardization Institute (IRAM)

-          Committee on Quality

-          Sub-committee on Concepts and Terminology (SC1)

-          Sub-committee on Quality Management Systems (SC2)

-          Sub-committee on Support Technologies (SC3)

▪   Argentine Society for Continuous Improvement (SAMECO)

-          Exchange of Quality Experiences Commission

-          Exchange of Continuous Improvement Experiences Commission

-          Exchange of Environment Experiences Commission

-          National Meeting on Continuous Improvement

Additionally, in 2016, improvements continued to be made to ensure a correct Quality Management, based on the goals set for the year and included in the Integrated Management System program, all of which were accomplished.

SUSTAINABILITY REPORT – GLOBAL COMPACT REPORT

The Company continued to adhere to the United Nations Global Compact’s Ten Principles related to Labor, Human Rights, Environment and Anticorruption. In this regard, in July 2016, the Communication on Progress (COP) was completed and downloaded in the United Nations’ website.

The COP is available on the Company’s official website and the intranet.

ENVIRONMENTAL MANAGEMENT

The Company is certified under ISO 14,001 standard since 1999.

Environmental Impact

In 2016 the Company received the Environmental Clearance Certificate, granted by the Provincial Agency for Sustainable Development of the Province of Buenos Aires, for the following works projects: “Construction of the 220 kV Electrical Transmission Line -Interconnection Post (PI) Malaver and Malaver Substation” and “Construction of the 132 kV Electrical Transmission Line linking Ezeiza and El Pino Substations, and Expansion of Ezeiza Substation”.

Additionally, with the guiding principle of contributing to the quality of life of its customers, the Special Authorization Certificates were obtained for each of the Company’s warehouses, ensuring proper management in the handling and final disposal of hazardous waste. Those certificates were granted by the Provincial Agency for Sustainable Development of the Province of Buenos Aires and the National Environment and Sustainable Development Ministry.

Monitoring Program

In 2016, Level of Noise and Electromagnetic Field measurements were made in twelve substations. Electromagnetic field measurements were also made in eighteen high-voltage lines. The results obtained were positive, extensively complying with the limits required by the regulations for this type of facilities.

COMMUNITY ACTIONS

Since 2010, the Company carries out the Solidarity Campaigns program, which consists of disseminating the work performed by different non-governmental organizations (ONGs).

The objective is to raise awareness of the work performed by different health, environment protection, and education-related organizations, publishing for such purpose information about the campaigns on the Company’s website, www.edenor.com.

In 2016, the Company became involved with the following institutions:

▪   Zero Waste:

The Company disseminated information on this organization, whose mission is to recover and recycle electronic waste and disused products. The ONG’s aim is to create inclusive jobs that allow for the permanent training of excluded groups.

▪   Green Helmets:

The Company published information on the Program for the Donation of Disused Cell Phones. Green Helmets is a non-profit organization that works for the social and labor inclusion of people with intellectual disabilities by means of environmental-related education.

▪   Celiac Association of Argentina:

The Company cooperated with an awareness-raising and information campaign about this Association. It is a non-profit organization, pioneer in Latin America, created in 1978 with the aim of contributing to the improvement of the quality of life of the people who have celiac disease and their families.

▪   Avon and OSIM:

The Company published information on the Raise your voice to stop violence against women campaign carried out by both institutions.

Donations and contributions

As part of these activities, used furniture and computers were donated to various general basic education schools of Morón District, to the Zero Waste Center and to Police Department No. 1 of Moreno.

Additionally, and as part of the CSR strategy, the Company cooperated with different institutions, among which the following can be mentioned:

•         42nd Interdiocesan Pilmigrage to Luján;

•         TECHO;

•         Fundraising Committee of the Burn Hospital;

•         Natali Dafne Flexer Foundation

EDUCATIONAL PROGRAMS

They refer to the group of children-oriented activities that are part of the Company’s long-term commitment to the community. In 2016, the Educational Programs were coordinated in conjunction with Pampa Foundation in order to achieve synergy among the CSR activities of the Pampa Energía Group.

The programs aim at:

▪   Strengthening the relationship with the community.

▪   Promoting a responsible and uncompromising attitude towards electricity consumption.

▪   Inculcating the value of energy as an essential resource for human development.

▪   Arousing children’s curiosity in the world around them.

Connection to the future

This initiative consists of a daily visit to elementary schools, where an educational and participatory workshop is developed, aimed at teaching children how electricity functions and promoting its rational and safe use, both at home and in public spaces.

In 2016, 109 schools of the localities of Ituzaingó, La Matanza, Pilar, San Fernando and San Isidro were visited, which made it possible for 54,809 students to see the play.

A hundred books for our school

In 2016, the Company continued to implement this program, in effect since 1995, in the localities of Gral. Las Heras, Ituzaingó, Marcos Paz, San Fernando and San Isidro, with the participation of forty schools, which presented their posters and models concerning electricity.

Note 8 |           Processes and control

CODE OF ETHICS

In the framework of the review of the Company’s Strategic Vision, in 2016 the Company continued to apply the Code of Ethics approved in 2015.

The Code provides a roadmap to how we are expected to conduct ourselves and lays the foundation for delivering the service of excellence we set out to achieve.

The dissemination of the Code of Ethics and adherence thereto by all the Company’s personnel was completed in 2016.

The Code is available on our Training Platform for dissemination purposes and in order for all our employees to gradually adhere thereto.

INTERNAL CONTROL SYSTEM

In 2016 the Company held conversations and exchanged letters with the SEC in relation to its financial statements as of December 31, 2014, included in the 20F and, particularly, concerning the treatment given in the Statement of Cash Flows to the financial assistance granted by the Argentine Government during 2014 and 2015. As a result of these conversations and as requested by this Agency, the Company has restated these transactions, giving more emphasis to the manner in which they were instrumented rather than to the underlying reasons of those agreements, concluding that those funds should have been disclosed within financing activities instead of cash flows provided by operating activities.

Consequently, the Company has corrected its financial statements as of December 31, 2015 modifying the Statement of Cash Flows in this respect. This situation made it necessary for the external auditor to reassess the functioning of the Company’s internal control, who has determined, as the Company’s Board of Directors has, that it constitutes a material weakness in the internal control over those financial statements.

To remediate this issue, the Company has carried out a review of its procedures and has trained its personnel on these type of transactions.

In addition to that which has been described in the preceding paragraph, the Company’s Management has assessed the effectiveness of the internal control system over financial reporting as of December 31, 2016, using the criteria set forth in the conceptual framework defined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on its assessment, and considering the aforementioned framework, Management believes that the Company maintained an effective internal control on the issuance of its financial statements as of December 31, 2016.

Note 9 |           Processes and control

APPROVAL OF FINANCIAL STATEMENTS

As required by section 234 of the Business Organizations Law, we hereby inform that the Financial Statements for the year ended December 31, 2016 will be submitted for approval purposes to the next Shareholders’ Meeting.

ALLOCATION OF PROFITS

In compliance with current legal regulations, the Company’s Board of Directors proposes that the Annual General Meeting allocate the ARS 1.2 billion loss recorded as of December 31, 2016 to the Retained earnings account.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 14, 2017